SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 16th February, 2005, for 4th Quarter, 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR ASA FOURTH QUARTER 2004	delårsresultat	☐282K	☐276K	☐62K
TEL RESULTS				☐60K

Telenor`s revenues excluding gains increased by 14.2% to NOK 15.6 billion. EBITDA was NOK 4,519 million.Adjusted for special items, EBITDA was NOK 5,075 million. The EBITDA margin adjusted for special items was 32.5%. The operating loss was NOK 1,019 million.Adjusted for special items operating profit was NOK 2,087 million. Capex was NOK 4,122 million. Net debt was NOK 19.2 billion. The board will propose a dividend of NOK 1.50 per share for 2004

Telenor`s revenues excluding gains increased by 14.2% to NOK 15.6 billion. Several markets experienced high subscription growth, which led to record high 2.4 million new mobile subscriptions for Telenor. In Norway, there was a positive development in number of new mobile and ADSL subscriptions. This is a good basis for further improvement in profits. The moderate growth in adjusted EBITDA is a result of the strong focus on strengthening market positions and a weak quarter in Sonofon. The results in the fourth quarter of 2004 were strongly affected by a provision for a loss contract in Telenor Mobile Sweden and the write-downs related to Sonofon.

EBITDA was NOK 4,519 million, which is NOK 364 million lower than the fourth quarter of 2003. Adjusted for special items, EBITDA increased by NOK 211 million to NOK 5,075 million. The EBITDA margin adjusted for special items was 32.5%.

The operating loss was NOK 1,019 million, which is NOK 3,192 million lower than the fourth quarter of 2003. Operating loss was affected by write-downs related to Sonofon of NOK 2.4 billion. Adjusted for special items operating profit was NOK 2,087 million, which is NOK 136 million lower than the fourth quarter of 2003. Loss before taxes and minority interests was NOK 1,154 million, which is NOK 3,038 million lower than the fourth quarter of 2003. Adjusted for special items profit before taxes and minority interests increased by NOK 256 million to NOK 2,004 million. Earnings per share (EPS) was NOK - 0.22 compared to NOK 0.56 in the fourth quarter of 2003. The number of mobile subscriptions in consolidated operations increased by a total of 2.4 million during the fourth quarter of 2004 to 19.0 million compared to an increase of 0.9 million in the corresponding quarter last year. In the fourth quarter 2004, the number of subscriptions in companies in which Telenor has ownership interests increased by 7.5 million to 52.7 million at the end of 2004. Revenues in Mobile increased by NOK 2,344 million or 37.1% to NOK 8,655 million. EBITDA decreased by NOK 155 million to NOK 2,339 million due to the strong market focus and provision for a loss contract in Telenor Mobile Sweden.

During the fourth quarter of 2004, Telenor Mobil – Norway increased the number of GSM subscriptions by 87,000. Telenor`s estimated market share for mobile services in Norway was stable at 56% measured in number of subscriptions. Telenor Mobil launched third generation mobile services (UMTS) on December 1, 2004, as the first operator in Norway.

In Fixed-Norway, revenues adjusted for disposal of operations and special items decreased by 2.1%. Adjusted EBITDA margin was 35.8%, which was in line with the fourth quarter of 2003. Operating profit increased by NOK 131 million to NOK 699 million. The market share for fixed line telephony in Norway measured in traffic minutes has been stable at 69% from the end of 2003. The number of ADSL subscriptions had a strong increase in the fourth quarter of a total of 56,000 to 326,000.

In Broadcast, the number of subscribers with satellite dish at the end of 2004 was 824,000 in the Nordic area. EBITDA in the fourth quarter of 2004 was NOK 333 million. Capital expenditure was NOK 4,122 million compared to NOK 2,450 million in the fourth quarter of 2003. This was primarily a consequence of increased network investments in Mobile due to strong subscriber growth and Pannon GSM`s purchase of a UMTS license in Hungary.

Net interest-bearing liabilities were NOK 19.2 billion, a decrease of NOK 1.4 billion from the third quarter of 2004. Profit before taxes and minority interests for the year 2004 was NOK 8.8 billion compared to NOK 7.4 billion in 2003. Adjusted for special items, there was an increase of NOK 3.0 billion to NOK 9.3 billion in 2004. This was primarily due to increased operating profit, adjusted for special items, in all business areas. In addition, net result from associated companies and net financial items, adjusted for special items, grew. Capital expenditure in 2004 amounted to NOK 12.7 billion, which was an increase of NOK 6.3 billion. The increase is primarily related to increased investments in network capacity of international mobile operations due to strong growth in the number of subscriptions. In addition, capital expenditure in 2004 included the purchase of a licence for mobile telephony in Pakistan and a UMTS licence in Hungary at a total cost of NOK 2.4 billion and the purchase of an ownership interest in a satellite of NOK 0.6 billion in Broadcast. The board will propose a dividend of NOK 1.50 per share for 2004, an increase from NOK 1.00 per share in 2003. In order to simplify and strengthen Telenor`s position in the Nordic market, a separate Nordic management entity was established effective 26 January 2005, which comprise the mobile and fixednetwork activities.

On 28 January 2005, Telenor sold 6.9 million shares in Intelsat for a price of 18.75 US Dollar per share. The sale resulted in a gain before taxes of NOK 403 million.

OUTLOOK

The strong growth in revenues and subscriptions during 2004 gives Telenor a good basis for further improvement of profits. A continued high growth in revenue and EBITDA is expected, in particular driven by the international mobile operations. Telenor will continue previously implemented cost efficiency activities and identify new initiatives. This will compensate for intensified competition and costs related to new operations. High capital expenditure is expected for 2005, in which capital expenditure in proportion of revenues is expected to be in line with or slightly exceed 2004. Capital expenditure is driven by considerable network investments in Kyivstar, Telenor Pakistan, GrameenPhone and DiGi.Com. In addition, we expect further UMTS investments.

For Telenor`s mobile operations, a high growth in revenues and EBITDA is expected to continue in 2005. We will implement cost reductions and improvements, in particular within our Nordic operations.

In Fixed-Norway, revenue and EBITDA is anticipated to slightly decrease. The strong growth in the number of ADSL subscriptions is expected to continue. This fact, in addition to increased revenues from wholesale, does not fully offset decreased revenues from PSTN/ISDN. In Broadcast and other units, we expect EBITDA to improve in 2005 compared to 2004.

A continuously increasing share of Telenor`s revenues and profits come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the profits.

Telenor anticipates that profits exclusive special items, overall will grow in 2005 compared to 2004.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 16th February, 2005

FOURTH QUARTER OF 2004

The fourth quarter of 2004 showed a growth in revenues excluding gains for the Telenor Group of 14.2% to NOK 15.6 billion compared to the fourth quarter of 2003. Loss before taxes and minority interests was NOK 1.2 billion.

Telenor ASA fourth quarter of 2004

KEY POINTS FROM THE FOURTH QUARTER OF 2004 COMPARED TO THE FOURTH QUARTER OF 2003

•	Telenor’s revenues excluding gains increased by 14.2% to NOK 15.6 billion. Several markets experienced high subscription growth, which led to record high 2.4 million new mobile subscriptions for Telenor. In Norway, there was a positive development in number of new mobile and ADSL subscriptions. This is a good basis for further improvement in profits. The moderate growth in adjusted EBITDA is a result of the strong focus on strengthening market positions and a weak quarter in Sonofon. The results in the fourth quarter of 2004 were strongly affected by a provision for a loss contract in Telenor Mobile Sweden and the write-downs related to Sonofon.

•	EBITDA was NOK 4,519 million, which is NOK 364 million lower than the fourth quarter of 2003. Adjusted for special items *), EBITDA increased by NOK 211 million to NOK 5,075 million. The EBITDA margin adjusted for special items was 32.5%.

•	The operating loss was NOK 1,019 million, which is NOK 3,192 million lower than the fourth quarter of 2003. Operating loss was affected by write-downs related to Sonofon of NOK 2.4 billion. Adjusted for special items operating profit was NOK 2,087 million, which is NOK 136 million lower than the fourth quarter of 2003.

•	Loss before taxes and minority interests was NOK 1,154 million, which is NOK 3,038 million lower than the fourth quarter of 2003. Adjusted for special items profit before taxes and minority interests increased by NOK 256 million to NOK 2,004 million. Earnings per share (EPS) was NOK -0.22 compared to NOK 0.56 in the fourth quarter of 2003.

•	The number of mobile subscriptions in consolidated operations increased by a total of 2.4 million during the fourth quarter of 2004 to 19.0 million compared to an increase of 0.9 million in the corresponding quarter last year. In the fourth quarter 2004, the number of subscriptions in companies in which Telenor has ownership interests increased by 7.5 million to 52.7 million at the end of 2004. Revenues in Mobile increased by NOK 2,344 million or 37.1% to NOK 8,655 million. EBITDA decreased by NOK 155 million to NOK 2,339 million due to the strong market focus and provision for a loss contract in Telenor Mobile Sweden.

•	During the fourth quarter of 2004, Telenor Mobil – Norway increased the number of GSM subscriptions by 87,000. Telenor’s estimated market share for mobile services in Norway was stable at 56% measured in number of subscriptions. Telenor Mobil launched third generation mobile services (UMTS) on December 1, 2004, as the first operator in Norway.

•	In Fixed – Norway, revenues adjusted for disposal of operations and special items decreased by 2.1%. Adjusted EBITDA margin was 35.8%, which was in line with the fourth quarter of 2003. Operating profit increased by NOK 131 million to NOK 699 million. The market share for fixed line telephony in Norway measured in traffic minutes has been stable at 69% from the end of 2003. The number of ADSL subscriptions had a strong increase in the fourth quarter of a total of 56,000 to 326,000.

•	In Broadcast, the number of subscribers with satellite dish at the end of 2004 was 824,000 in the Nordic area. EBITDA in the fourth quarter of 2004 was NOK 333 million.

•	Capital expenditure was NOK 4,122 million compared to NOK 2,450 million in the fourth quarter of 2003. This was primarily a consequence of increased network investments in Mobile due to strong subscriber growth and Pannon GSM’s purchase of a UMTS license in Hungary.

•	Net interest-bearing liabilities were NOK 19.2 billion, a decrease of NOK 1.4 billion from the third quarter of 2004.

•	Profit before taxes and minority interests for the year 2004 was NOK 8.8 billion compared to NOK 7.4 billion in 2003. Adjusted for special items, there was an increase of NOK 3.0 billion to NOK 9.3 billion in 2004. This was primarily due to increased operating profit, adjusted for special items, in all business areas. In addition, net result from associated companies and net financial items, adjusted for special items, grew. Capital expenditure in 2004 amounted to NOK 12.7 billion, which was an increase of NOK 6.3 billion. The increase is primarily related to increased investments in network capacity of international mobile operations due to strong growth in the number of subscriptions. In addition, capital expenditure in 2004 included the purchase of a licence for mobile telephony in Pakistan and a UMTS licence in Hungary at a total cost of NOK 2.4 billion and the purchase of an ownership interest in a satellite of NOK 0.6 billion in Broadcast.

•	The board will propose a dividend of NOK 1.50 per share for 2004, an increase from NOK 1.00 per share in 2003.

•	Telenor will prepare its financial statements in accordance with IFRS from the first quarter of 2005, with comparable figures for 2004.The most significant difference between IFRS and Norwegian GAAP is that goodwill is not amortized according to IFRS, but is subject to an impairment test on an annual basis or whenever there is an indication of impairment. In addition, the allocation of group overhead costs will be changed in such a way that a greater share of the costs will be charged the operating units directly.

•	In order to simplify and strengthen Telenor’s position in the Nordic market, a separate Nordic management entity was established effective 26 January 2005, which comprise the mobile and fixed-network activities.

•	On 28 January 2005, Telenor sold 6.9 million shares in Intelsat for a price of 18.75 US Dollar per share. The sale resulted in a gain before taxes of NOK 403 million.

*)	See table “special items” (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs) page 19.

KEY FIGURES

	4th quarter		Year
(Beløp i millioner kroner)	2004	2003	2004	2003

Revenues	15,713	13,801	61,302	53,121
Revenues excluding gains	15,608	13,671	60,752	52,889
Revenues excluding gains – growth (%)	14.2	12.0	14.9	8.7
EBITDA 1)	4,519	4,883	20,821	18,302
EBITDA/Revenues (%)	28.8	35.4	34.0	34.5
EBITDA excluding gains and losses 2)	4,407	4,781	20,345	18,299
Operating profit (loss)	(1,019)	2,173	6,602	7,560
Operating profit/Revenues (%)	nm	15.7	10.8	14.2
Associated companies	82	(179)	718	1,231
Profit (loss) before taxes and minority interests	(1,154)	1,884	8,846	7,426
Net income	(382)	999	5,228	4,560
Net income per share in NOK – basic and diluted	(0.22)	0.56	2.99	2.57

Net interest-bearing liabilities			19,195	17,817

Investments:
- Capex 3)	4,122	2,450	12,745	6,454
- Investments in businesses 4)	1,122	263	5,809	563

1)	For a definition and reconciliation of EBITDA, see table at the end of this report.

2)	See table “special items” on page 19 for further details.

3)	Capex is investments in tangible and intangible assets.

4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures adjusted for special items (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs) 1) 2)

		4th quarter			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth

Revenues	15,608	13,671	14.2%	60,752	52,889	14.9%
EBITDA	5,075	4,864	4.3%	21,243	18,586	14.3%
EBITDA/Revenues (%)	32.5	35.6		35.0	35.1
Operating profit	2,087	2,223	(6.1%)	9,620	7,989	20.4%
Operating profit/Revenues (%)	13.4	16.3		15.8	15.1
Associated companies	67	(164)	nm	686	(251)	nm
Profit before taxes and minority interests	2,004	1,748	14.6%	9,268	6,300	47.1%

1)	See table “special items” on page 19 for further details.

2)	Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was 6%.

KEY FIGURES FOR THE BUSINESS AREAS

Revenues

		4th quarter			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth

Mobile	8,655	6,311	37.1%	32,952	23,810	38.4%
Fixed	4,793	5,175	(7.4%)	19,266	20,509	(6.1%)
Broadcast	1,375	1,310	5.0%	5,347	4,820	10.9%
Other activities	2,571	2,797	(8.1%)	10,318	10,811	(4.6%)
Eliminations	(1,681)	(1,792)	(6.2%)	(6,581)	(6,829)	(3.6%)
Total revenues	15,713	13,801	13.9%	61,302	53,121	15.4%

EBITDA

		4th quarter				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)

Mobile	2,339	27.0%	2,494	39.5%	11,618	35.3%	9,567	40.2%
Fixed	1,552	32.4%	1,622	31.3%	6,277	32.6%	6,665	32.5%
Broadcast	333	24.2%	379	28.9%	1,495	28.0%	1,229	25.5%
Other activities	257	10.0%	377	13.5%	1,367	13.2%	830	7.7%
Eliminations	38	nm	11	nm	64	nm	11	nm
Total EBITDA	4,519	28.8%	4,883	35.4%	20,821	34.0%	18,302	34.5%

Special items 2)	556		(19)		422		284
EBITDA adjusted for special items 3)	5,075	32.5%	4,864	35.6%	21,243	35.0%	18,586	35.1%

1)	EBITDA as a percentage of total revenues.

2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” on page 19 for further details.

3)	Margin is EBITDA adjusted for special items as a percentage of revenues excluding gains.

Operating profit (loss)

		4th quarter				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)

Mobile	(1,789)	nm	1,432	22.7%	3,027	9.2%	5,224	21.9%
Fixed	699	14.6%	568	11.0%	2,794	14.5%	2,531	12.3%
Broadcast	101	7.3%	132	10.1%	589	11.0%	181	3.8%
Other units	(32)	nm	(6)	nm	169	1.6%	(488)	nm
Eliminations	2	nm	47	nm	23	nm	112	nm
Total operating profit (loss)	(1,019)	nm	2,173	15.7%	6,602	10.8%	7,560	14.2%

1)	Operating profit as a percentage of total revenues

BUSINESS AREAS

MOBILE

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003

External revenues
Telenor Mobil – Norway	2,690	2,351	10,508	9,639
Sonofon – Denmark	1,166	—	4,346	—
Telenor Mobile Sweden	36	27	136	109
Pannon GSM – Hungary	1,497	1,464	5,858	5,368
DiGi.Com – Malaysia	1,002	880	3,950	3,170
Kyivstar – Ukraine	1,233	801	4,344	2,634
GrameenPhone – Bangladesh	573	433	2,202	1,535
ProMonte GSM – Montenegro	117	—	199	—
Other	8	7	22	28
Total external revenues	8,322	5,963	31,565	22,483

Internal revenues	331	348	1,382	1,327
Gains on disposal	2	—	5	—
Total revenues	8,655	6,311	32,952	23,810

EBITDA	2,339	2,494	11,618	9,567
Depreciation and amortization	1,613	1,056	6,072	4,308
Write-downs	2,515	6	2,519	35
Operating profit (loss)	(1,789)	1,432	3,027	5,224

EBITDA/Total revenues (%)	27.0	39.5	35.2	40.2
Operating profit/Total revenues (%)	nm	22.7	9.1	21.9

Investments:
- Capex	3,199	1,421	9,427	3,667
- Investments in businesses	327	90	4,711	95

•	Revenues increased by 37.1% compared to the fourth quarter of 2003 due to underlying growth and consolidation of Sonofon and ProMonte. Adjusted for acquisitions, disposals of operations and currency fluctuations, the revenue growth was 16%.

•	EBITDA decreased by 6.7% compared to the fourth quarter of 2003,primarily due to provision for loss on the MVNO agreement in Sweden. Price reductions and increased costs due to marketing activities as well as the consolidation of Sonofon further decreased the EBITDA margin compared to the fourth quarter of 2003.

•	The fourth quarter of 2004 included write-downs related to Sonofon and Telenor Mobile Sweden.

•	Capital expenditure included increased network investments, particularly in Kyivstar and GrameenPhone, to meet the strong subscriber growth, as well as the purchase of a UMTS license in Hungary by Pannon GSM.

•	Investments in businesses in the fourth quarter of 2004 were related to the purchase of additional shares in GrameenPhone that increased the ownership share to 62.0% at the end of 2004. Telenor now owns the company in partnership with Grameen Telecom.

TELENOR MOBIL – NORWAY

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003

Subscriptions and connections	437	305	1,533	1,216
Traffic	1,385	1,258	5,568	5,329
SMS, MMS and content services	416	384	1,595	1,599
Customer equipment, service
providers and other	452	404	1,812	1,495
Total external revenues	2,690	2,351	10,508	9,639

Internal revenues	290	318	1,226	1,270
Total revenues	2,980	2,669	11,734	10,909

EBITDA	1,109	982	4,283	4,262
Depreciation and amortization	279	276	1,056	1,147
Write-downs	10	—	14	—
Operating profit	820	706	3,213	3,115

EBITDA/Total revenues (%)	37.2	36.8	36.5	39.1
Operating profit/Total revenues (%)	27.5	26.5	27.4	28.6
Capex	172	236	973	500
ARPU (GSM) – monthly (NOK)	330	326	339	339
No. of subscriptions (in thousand)			2,645	2,364

•	During the fourth quarter of 2004 Telenor Mobil had a net increase of 87,000 GSM subscriptions, of which 36,000 were contract subscriptions.

•	The estimated market share for mobile subscriptions was approximately 56% at the end of 2004, in line with the third quarter of 2004. Mobile penetration was estimated at 102%, up from 99% in the third quarter of 2004.

•	Increased revenues compared to the fourth quarter of 2003 is primarily related to increased number of subscriptions, increased traffic per subscription and increased revenues from traffic sold on a wholesale basis, partially offset by price reductions. In addition, revenues have been affected positively by accruals between the quarters.

•	Average revenue per subscription (ARPU), adjusted for accruals between the quarters, decreased by NOK 4 in the fourth quarter of 2004 compared to the fourth quarter of 2003, primarily due to reduced average prices for voice services and SMS.

•	The EBITDA margin adjusted for accruals between the quarters was in line with the fourth quarter of 2003. The increase in revenues was partially offset by increased costs associated with sales and marketing activities

•	In the fourth quarter of 2004, Telenor Mobil recognised discounts on equipment associated with investments during 2004, which contributed to the decrease in capital expenditure. Investments in new technology increased compared to the fourth quarter of 2003.

•	On 1 December 2004, Telenor Mobil was the first operator in Norway to launch third generation mobile services (UMTS).

SONOFON – DENMARK

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003

Mobile related revenues	936	—	3,369	—
Other revenues	244	—	1,024	—
Total revenues	1,180	—	4,393	—

EBITDA	20	—	680	—
Depreciation and amortization	122	—	642	—
Write-downs	215	—	215	—
Operating (loss)	(317)	—	(177)	—

EBITDA/Total revenues (%)	1.7	—	15.5	—
Capex	76	—	388	—
ARPU (GSM) – monthly (NOK)	224	—	248	—
No. of subscriptions (in thousand)			1,286	—

Telenor’s ownership interest in Sonofon was 100% at the end of 2004. The Norwegian Krone appreciated against the Danish Krone by approximately 2% in the fourth quarter of 2004 compared to the third quarter of 2004. The preceding table shows figures included in the accounts for Telenor from 12 February 2004, the date of consolidation of Sonofon. ARPU for the year 2004 in the table is for the period 1 January-31 December 2004.

•	Sonofon’s estimated market share was 27% at the end of 2004, in line with the previous quarter. The estimated mobile penetration in Denmark was 88% at the end of 2004 compared to 87% at the end of the third quarter of 2004 (measured by using three months churn for prepaid subscriptions for all operators).

•	During the quarter, the number of subscriptions in Sonofon increased by 23,000.

•	ARPU decreased by 5% compared to the third quarter 2004, measured in local currency, primarily as a result of price reductions.

•	EBITDA in the fourth quarter 2004 decreased due to high costs associated with sales and marketing activities to respond to the intensified competition. In addition, EBITDA in the fourth quarter of 2004 was negatively affected by costs for workforce reductions and costs that were recorded as capital expenditure in the previous quarters of 2004. This expense contributed to a decrease in capital expenditure for the fourth quarter of 2004.

•	Revenues and the EBITDA margin for the full year 2004 were NOK 4,927 million and 16%, respectively.

•	Write-downs included in the fourth quarter of 2004 were primarily related to the fixed network operation. Write-downs of Telenor’s excess values are included in “Other units in Mobile”.

TELENOR MOBILE SWEDEN

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003

Total revenues	61	44	223	127

EBITDA	(619)	(36)	(725)	(114)
Depreciation and amortization	26	7	49	24
Write-downs	75	—	75	—
Operating (loss)	(720)	(43)	(849)	(138)

Capex	6	4	17	79
ARPU (GSM) – monthly (NOK)	195	199	201	171
No. of subscriptions (in thousand)			105	81

The Norwegian Krone was stable against the Swedish Krone in the fourth quarter of 2004 compared to the fourth quarter of 2003.

•	Compared to the fourth quarter of 2003, revenues increased as a result of the increased number of subscriptions.

•	The increase in EBITDA loss compared to the fourth quarter of 2003 was primarily due to provision for loss on the MVNO agreement in Sweden. In 2002, Telenor entered into an MVNO agreement (Mobile Virtual Network Operator) with Tele2 to purchase mobile network capacity in Sweden, as an alternative to a service provider agreement. The MVNO agreement is partially a fixed price agreement. As a consequence of the revised expectations of the usage of the capacity in the MVNO agreement, Telenor expensed NOK 562 million as loss on this contract in the fourth quarter of 2004. In addition, Telenor made a write-down of fixed assets in Sweden by NOK 75 million.

•	Depreciation associated with phasing out the service provider operation was included in the fourth quarter of 2004. From March 2005, Telenor Mobile Sweden will provide all mobile services as a MVNO.

PANNON GSM – HUNGARY

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003

Mobile related revenues	1,384	1,326	5,499	5,005
Other revenues	118	138	370	365
Total revenues	1,502	1,464	5,869	5,370

EBITDA	419	435	2,092	1,924
Depreciation and amortization	221	231	935	889
Write-downs	21	4	21	10
Operating profit	177	200	1,136	1,025

EBITDA/Total revenues (%)	27.9	29.7	35.6	35.8
Operating profit/Total revenues (%)	11.8	13.7	19.4	19.1
Capex	820	200	1,166	644
ARPU (GSM) – monthly (NOK)	174	173	176	165
No. of subscriptions (in thousand)			2,770	2,618

Telenor’s ownership interest in Pannon GSM is 100%. The Norwegian Krone depreciated against the Hungarian Forint by approximately 5% in the fourth quarter of 2004 compared to the fourth quarter of 2003.

•	The number of subscriptions increased by a total of 175,000 during the quarter, of which 70,000 were contract subscriptions.

•	Pannon GSM’s estimated market share at the end of the quarter was approximately 34%, up 1 percentage point from the previous quarter. Compared to the end of the third quarter of 2004, the estimated mobile penetration in Hungary increased by approximately 3 percentage points to 80% (measured by using three months churn for prepaid subscriptions for all operators).

•	ARPU measured in local currency decreased by 4.5% compared to fourth quarter 2003, primarily due to price reductions, partially offset by increased usage per subscription and increased number of contract subscriptions.

•	The decrease in EBITDA margin compared to fourth quarter 2003 was primarily due to price reductions and increased interconnection costs.

•	Depreciation and amortization decreased compared to the fourth quarter of 2003 due to fixed assets being entirely depreciated. The UMTS license will be amortized over 15 years starting from 2005.

•	Increased capital expenditure compared to the fourth quarter of 2003 was primarily related to the purchase of a UMTS license and upgrading the GSM network to EDGE functionality.

•	On 8 December 2004, Pannon GSM acquired a UMTS licence for NOK 630 million, of which NOK 180 million was paid in 2004 and the remaining will be paid in three yearly installments. The licence also includes GSM 1800-frequencies.

DIGI.COM – MALAYSIA

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Mobile related revenues	894	752	3,437	2,713
Other revenues	108	130	516	463
Total revenues	1,002	882	3,953	3,176

EBITDA	442	386	1,732	1,295
Depreciation and amortization	198	201	829	780
Write-downs	—	3	—	18
Operating profit	244	182	903	497

EBITDA/Total revenues (%)	44.1	43.8	43.8	40.8
Operating profit/Total revenues (%)	24.4	20.6	22.8	15.6
Capex	427	530	920	1,043
ARPU (GSM) – monthly (NOK)	100	117	110	117
No. of subscriptions (100% in thousand)			3,242	2,207

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of 2004. The Norwegian Krone appreciated against the Malayan Ringgit by approximately 8% in the fourth quarter of 2004 compared to the fourth quarter of 2003.

•	There was a strong increase in the number of subscriptions in the fourth quarter of 2004. The increase was 436,000 in the quarter and more than 1 million compared to the end of 2003.

•	DiGi.Com increased its estimated market share by 0.5 percentage points from the previous quarter to 22%. The estimated mobile penetration in Malaysia was 57% at the end of 2004 compared to 52% at the end of third quarter 2004.

•	ARPU measured in local currency decreased by approximately 8% compared to the fourth quarter of 2003 as a result of on average reduced prices and lower usage per subscription. Lower average usage is due primarily to high growth in subscriptions towards the end of the quarter.

•	Revenues increased by 25% compared to the fourth quarter of 2003, when measured in local currency, which was driven by the increase in the number of subscriptions.

•	The EBITDA margin was in line with the fourth quarter of 2003. Measured in local currency, EBITDA increased by 26% compared to the fourth quarter of 2003.

•	Compared to the fourth quarter of 2003, depreciation and amortization increased, when measured in local currency, as a result of high capital expenditure in the intervening quarters.

•	Capital expenditure was related to investments in networks to increase coverage and serve a larger customer base, as well as upgrading the network to EDGE functionality.

•	The mobile operators in Malaysia are required to provide a certain level of national coverage by the end of 2005 and 2006, but the Malaysian authorities have not yet set out all conditions.

KYIVSTAR – UKRAINE

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Mobile related revenues	1,213	786	4,278	2,569
Other revenues	21	15	68	65
Total revenues	1,234	801	4,346	2,634

EBITDA	713	507	2,581	1,573
Depreciation and amortization	136	95	462	343
Operating profit	577	412	2,119	1,230

EBITDA/Total revenues (%)	57.8	63.3	59.4	59.7
Operating profit/Total revenues (%)	46.8	51.4	48.8	46.7
Capex	1,024	259	2,608	979
ARPU (GSM) – monthly (NOK)	72	95	90	94
No. of subscriptions (100% in thousand)			6,252	3,037

Telenor’s ownership interest at the end of 2004 was 56.51%. The Norwegian Krone appreciated against the Ukrainian Hryvnia (UAH) by approximately 7% in the fourth quarter of 2004 compared to the fourth quarter of 2003. Previously, the US Dollar was the functional currency for Kyivstar. In 2004, when the company changed its nominal prices from US Dollar to local currency (UAH), Ukrainian Hryvnia was adopted as the functional currency. This change has not had any material effect on the financial figures as the exchange rate between US Dollar and Ukrainian Hryvnia has been stable.

•	Kyivstar experienced high growth and more than doubled the customer base during 2004. The number of subscriptions increased by more than 1.4 million during the fourth quarter of 2004 and by more than 3.2 million compared to the end of 2003.

•	Kyivstar’s estimated market share decreased by 1 percentage point from the previous quarter to 45% at the end of 2004. Compared to the third quarter of 2004, the estimated mobile penetration in Ukraine increased from 22% to 29%.

•	ARPU measured in local currency decreased by approximately 18% compared to the fourth quarter of 2003. This was due to the high customer growth as well as price reductions.

•	Revenues increased compared to the fourth quarter of 2003 primarily due to the increase in the number of subscriptions.

•	The decrease in EBITDA margin was primarily a result of lower prices without costs of materials and traffic charges decreasing correspondingly. Measured in local currency, EBITDA increased by 54% compared to the fourth quarter of 2003.

•	Compared to the fourth quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure compared to the fourth quarter of 2003 was due to network investments required by the large increase in the customer base and to improve coverage.

GRAMEENPHONE – BANGLADESH

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Mobile related revenues	573	432	2,194	1,529
Other revenues	—	1	8	7
Total revenues	573	433	2,202	1,536

EBITDA	338	309	1,313	1,001
Depreciation and amortization	72	41	215	158
Write-downs	3	—	3	—
Operating profit	263	268	1,095	843

EBITDA/Total revenues (%)	59.0	71.4	59.6	65.2
Operating profit/Total revenues (%)	45.9	61.9	49.7	54.9
Capex	482	189	1,318	429
ARPU (GSM) – monthly (NOK)	88	130	106	136
No. of subscriptions (100% in thousand)			2,388	1,141

Telenor’s ownership interest at the end of 2004 was 62.0%. The Norwegian Krone appreciated against the Bangladeshi Takka by approximately 10% in the fourth quarter of 2004 compared to the fourth quarter of 2003.

•	GrameenPhone experienced high growth and more than doubled the customer base during 2004. The number of subscriptions increased by 364,000 during the fourth quarter and by more than 1.2 million compared to the end of 2003.

•	GrameenPhone’s estimated market share at the end of 2004 was 62%, compared to 63% at the end of third quarter 2004. The estimated mobile penetration in Bangladesh increased by 0.4 percentage points from the previous quarter to 2.8% at the end of 2004.

•	The increase in the number of subscriptions contributed to an increase in revenues of 48% measured in local currency compared to the fourth quarter of 2003.

•	Measured in local currency, ARPU declined by 25% compared to the fourth quarter of 2003. This was primarily due to a higher portion of prepaid subscriptions as well as price reductions. Adjusted for accruals between the quarters ARPU declined by 20%.

•	The EBITDA margin declined compared to the fourth quarter of 2003, but was in line with previous quarters in 2004. Measured in local currency, EBITDA increased by 23% compared to the fourth quarter of 2003, primarily due to the increase in revenues.

•	Compared to the fourth quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure was primarily related to the network investment required by strong subscriber growth as well as improved coverage.

•	On 26 October 2004,Telenor acquired 4.5% of the shares in GrameenPhone for a consideration of USD 9.7 million. On 27 December 2004, we further acquired 6.5% of the shares for a consideration of USD 37.2 million. Telenor’s ownership interest at the end of 2004 was 62.0%. In total, Telenor has invested NOK 565 million in the company.

PROMONTE GSM – MONTENEGRO

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Mobile related revenues	109	—	189	—
Other revenues	9	—	11	—
Total revenues	118	—	200	—

EBITDA	46	—	91	—
Depreciation and amortization	23	—	35	—
Operating profit	23	—	56	—

EBITDA/Total revenues (%)	39.0	—	45.5	—
Operating profit/Total revenues (%)	19.5	—	28.0	—
Capex	13	—	16	—
ARPU (GSM) – monthly (NOK)	115	—	142	—
No. of subscriptions (in thousand)			279	—

Telenor’s ownership interest in ProMonte was 100% at the end of 2004. The preceding table shows figures included in the accounts for Telenor from 12 August 2004, the date of consolidation of ProMonte. ARPU for the year 2004 is for the period 1 January–31 December 2004.

•	At the end of the fourth quarter of 2004, ProMonte’s estimated market share was 58%, an increase of one percentage point compared to the previous quarter.

•	The number of subscriptions increased by 38,000 compared to the end of 2003. The number of subscriptions decreased by 61,000 from the end of the third quarter of 2004, as a result of prepaid subscriptions being churned when the tourist season has ended.

•	Measured in local currency, ARPU declined by 12% compared to the fourth quarter of 2003 primarily due to price reductions.

•	Revenues and EBITDA margin for the full year 2004 were NOK 492 million and 50%, respectively.

OTHER UNITS IN MOBILE

(including eliminations and amortization and write-downs of net excess values)

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
EBITDA	(129)	(89)	(429)	(374)
Depreciation and amortization 1)	536	205	1,849	967
Write-downs	2,191	(1)	2,191	7
Operating (loss)	(2,856)	(293)	(4,469)	(1,348)

1) Includes amortization of Telenor’s net excess values by *)	513	198	1,848	911
Capex	179	3	2,021	(7)

*)	Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the greenfield operation in Pakistan, costs related to the management and administration of Telenor’s international mobile operations, as well as amortization and write-downs of Telenor’s net excess values on consolidated mobile companies.

•	Increased EBITDA loss compared to the fourth quarter of 2003 was due to operating costs related to the start-up of operations in Pakistan. The EBITDA loss in Pakistan in the fourth quarter and for the year 2004 was NOK 40 million and NOK 78 million, respectively.

•	Increased amortization of net excess values compared to the fourth quarter of 2003 was due to amortization of excess values related to Sonofon.

•	In connection with Telenor’s annual impairment test of entities containing goodwill, the market value of the mobile company Sonofon in Denmark has been assessed to be lower than the book value. This has led to a write-down of NOK 2.4 billion, of which NOK 2.2 billion is goodwill. The enterprise value of Sonofon is NOK 7.7 billion subsequent to the write-down.

•	Capital expenditure for the fourth quarter of 2004 was primarily related to the greenfield operation in Pakistan.

ASSOCIATED COMPANIES AND JOINT VENTURES IN MOBILE

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Telenors share of 1)
Net income after taxes	63	75	857	608
Amortization of Telenor’s net excess values 2)	(25)	(77)	(163)	(534)
Write-downs of Telenor’s excess values	—	(15)	—	(15)
Gains on disposal of ownership interests	—	—	—	1,580
Net result from associated companies	38	(17)	694	1,639

1)	The figures are partially based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”. The table includes Telenor’s share of the results in Sonofon until 12 February 2004 and ProMonte GSM until 12 August 2004. Effective from these dates, Sonofon and ProMonte GSM were consolidated as subsidiaries. Cosmote was included as an associated company through April 2003.

2)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	Telenor’s ownership interest in VimpelCom in Russia was 29.9% at the end of 2004. The value of Telenor’s share of the company based on the quoted share price as at 31 December 2004 was NOK 13.4 billion. The merger between VimpelCom and VimpelCom – Region was completed and effective from 26 November 2004. The number of subscriptions at the end of 2004 was approximately 27 million according to telecom analysts.

•	Telenor’s direct and indirect ownership interest in DTAC in Thailand was 40.3% at the end of 2004. The value of Telenor’s share of the company based on quoted share price as at 31 December 2004 was NOK 4.2 billion. The number of subscriptions in DTAC at the end of 2004 was approximately 7.8 million.

•	Reduced amortization of Telenor’s net excess values on associated companies compared to the fourth quarter of 2003 was primarily due to the consolidation of Sonofon as of 12 February 2004 and adjustments made in the fourth quarter of 2003.

FIXED

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues
Norway	3,820	4,060	15,669	16,409
Sweden	410	431	1,588	1,517
Russia	—	145	—	701
Other countries	44	42	173	160
Total external revenues	4,274	4,678	17,430	18,787

Internal revenues	510	489	1,826	1,713
Gains on disposal	9	8	10	9
Total revenues	4,793	5,175	19,266	20,509

EBITDA	1,552	1,622	6,277	6,665
Depreciation and amortization 1)	838	1,037	3,468	4,110
Write-downs	15	17	15	24
Operating profit	699	568	2,794	2,531

1) Includes amortization of Telenor’s net excess values by	(25)	(24)	(102)	(76)

EBITDA/Total revenues (%)	32.4	31.3	32.6	32.5
Operating profit/Total revenues (%)	14.6	11.0	14.5	12.3

Investments:
– Capex	609	584	1,791	1,867
– Investments in businesses	8	76	105	294

•	Compared to the fourth quarter of 2003, the results were affected by the sale of Comincom/Combellga to Golden Telecom on 1 December 2003. In addition, the results were affected by the fact that Telenor, as part of the efficiency improvements of operations, sold parts of the Operating services business from Fixed to EDB Business Partner with effect from 1 May 2004. The sold business provides services in connection with the operation of the IT systems to other Telenor companies and to external customers. The business was included in the results for Fixed until 1 May 2004.

•	Adjusted for the sale of Comincom/Combellga, the sale of parts of the Operating services to EDB Business Partner and special items, revenues decreased by 2.1% and the EBITDA margin was in line with the fourth quarter of 2003. Correspondingly, adjusted operating profit margin increased by 0.5 percentage points.

FIXED – NORWAY

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Retail revenues
Subscriptions and connections – PSTN/ISDN	864	1,031	3,683	4,300
Subscriptions and connections – ADSL/Internet	364	275	1,315	1,041
Internet traffic	95	129	410	561
Other traffic	1,124	1,225	4,495	5,062
Total PSTN/ISDN, ADSL and Internet	2,447	2,660	9,903	10,964

Leased lines	71	80	301	329
Data communication	213	218	854	836
Managed services	94	191	454	726
Other retail products	101	74	509	377
Total other retail revenues	479	563	2,118	2,268

Total retail revenues	2,926	3,223	12,021	13,232

Wholesale revenues
Sales to service providers and operators	172	97	711	249
Domestic interconnect	151	160	608	643
International interconnect	91	84	329	339
Transit traffic	228	260	993	1,038
Leased lines	143	157	614	631
Other wholesale revenues	109	79	393	277
Total wholesale revenues	894	837	3,648	3,177

Total external revenues	3,820	4,060	15,669	16,409

Internal revenues	521	497	1,844	1,776
Gains on disposal	5	3	5	4
Total revenues – Norway	4,346	4,560	17,518	18,189

EBITDA	1,563	1,608	6,271	6,512
Depreciation and amortization 1)	772	962	3,244	3,773
Write-downs	2	19	2	19
Operating profit	789	627	3,025	2,720

1) Includes amortization of Telenor’s net excess values by	1	2	2	9

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
EBITDA/Total revenues (%)	36.0	35.3	35.8	35.8
Operating profit/Total revenues (%)	18.2	13.8	17.3	15.0

Investments:
– Capex	457	482	1,473	1,568
– Investments in businesses	1	1	2	1

•	The number of ADSL subscriptions (residential and business) increased by a total of 56,000 during the fourth quarter of 2004 to 326,000, an increase of 149,000 from the end of 2003. Telenor’s estimated market share for ADSL subscriptions was 58% at the end of 2004.

•	Telenor’s market share measured in traffic minutes was 69% at the end of 2004, in line with the end of 2003 and the third quarter of 2004.

•	Adjusted for the sale of the Operating services business to EDB Business Partner, revenues decreased by 2.0% compared to the fourth quarter of 2003 due to the decrease in retail revenues not being fully offset by the increase in wholesale revenues. This was due to a decrease in revenues from international interconnect, transit traffic and leased lines on a wholesale basis. Adjusted for the sale of the Operating services business to EDB Business Partner and special items, the EBITDA margin was in line with the fourth quarter of 2003 and the operating profit margin increased by 3.2 percentage points.

•	External revenues from ”Subscriptions and connections – PSTN/ISDN” decreased compared to the fourth quarter of 2003 due to the transition to sales of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole.

•	Increased external revenues from ”Subscriptions and connections – ADSL/Internet” were due to the increase in the number of ADSL subscriptions.

•	Reduced external traffic revenues in the retail market compared to the fourth quarter of 2003 was primarily due to a 19% decline in total traffic measured in minutes in Telenors’s network. The reduction in total traffic was due to the migration of voice traffic from fixed telephony to mobile telephony and data traffic from dial-up Internet to ADSL.

•	External revenues from “Managed services” decreased compared to the fourth quarter of 2003 due to the sale of parts of this operation to EDB Business Partner.

•	Increased revenues from ”Other retail products” compared to the fourth quarter of 2003 were primarily due to revenues from new contracts.

•	Increased revenues from “Sales to service providers and operators” were due to increased sales of access lines on a wholesale basis (PSTN, ISDN and ADSL). The number of PSTN/ISDN lines sold on a wholesale basis was 438,000 at the end of 2004, an increase of 208,000 compared to the end of 2003. The number of ADSL subscriptions sold on a wholesale basis was 91,000 at the end of 2004, an increase of 35,000 compared to the end of 2003.

•	Reduced external revenues from “International interconnect” and “Transit traffic” were due to a decline in international and transit traffic measured in minutes as a result of more operators outside Norway sending the traffic within their own network.

•	Reduced external revenues from ”Leased lines” on a wholesale basis were primarily due to the migration of several data services to DSL technology.

•	Increased external “Other wholesale revenues” was primarily due to increased sales of local loop unbundled subscriptions. The number of local loop unbundled subscriptions sold at the end of 2004 was 145,000, an increase of 65,000 compared to the end of 2003.

•	Increased internal revenues were mainly due to growth in the sale of contractor services.

•	EBITDA decreased compared to the fourth quarter of 2003. Reduced revenues and the effects from the sale of parts of the Operating services business to EDB Business Partner were partially offset by reduced operating costs. The decrease in operating costs, was primarily due to pension obligations being recognised as income as a result of a change in the accounting treatment of pensions in Telenor group and certain changes in estimates including provisions for losses on receivables. This affected the EBITDA margin positively in the fourth quarter of 2004 by approximately 3 percentage points.

•	Depreciation and amortization decreased compared to the fourth quarter of 2003 primarily due to a lower investment activity in recent years and as a consequence of the sale of parts of the business in Operating services to EDB Business Partner.

FIXED – SWEDEN

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues	410	431	1,588	1,517
Internal revenues	24	19	99	81
Gains on disposal	4	5	5	5
Total revenues	438	455	1,692	1,603

EBITDA	(3)	(8)	8	(56)
Depreciation and amortization 1)	44	36	164	141
Write-downs	11	(3)	11	1
Operating (loss)	(58)	(41)	(167)	(198)

1) Includes amortization of Telenor’s net excess values by	(26)	(35)	(104)	(143)

Investments:
– Capex	134	59	279	85
– Investments in businesses	6	13	93	13

•	Reduced revenues compared to the third quarter of 2003 were primarily due to the termination of volume contracts related to international interconnect and reduced sales of telephony services on a wholesale basis. In the fourth quarter of 2004, NOK 56 million in prepaid capacity for future deliveries was recognised as income because the delivery obligation was terminated.

•	Compared to the fourth quarter of 2003, EBITDA was positively affected by the recognition of revenue mentioned above, offset by reduced revenue from sale on a wholesale basis and increased operating costs due to rollout of ADSL.

•	Increased capital expenditure compared to the fourth quarter of 2004 was primarily due to rollout of DSL for wholesale purposes.

FIXED – RUSSIA

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Total revenues	—	145	—	703
EBITDA	—	8	—	215
Operating profit (loss) 1)	—	(18)	—	71

1) Includes amortization of Telenor’s net excess values by	—	9	—	58

Investments:
– Capex	—	32	—	173

•	Telenor’s shareholding in Comincom/Combellga was sold on 1 December 2003 in exchange for shares in the listed company Golden Telecom. Comincom/Combellga was consolidated as a subsidiary until 1 December 2003. Golden Telecom is accounted for as an associated company from this date.

FIXED – OTHER COUNTRIES

•	Fixed – Other Countries consist of activities in the Czech Republic and Slovakia. The EBITDA loss in this quarter was NOK 4 million, compared to an EBITDA loss of NOK 2 million in the fourth quarter of 2003.

BROADCAST

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues
Distribution	1,110	1,033	4,300	3,761
Transmission	188	207	788	816
Other	43	33	123	64
Total external revenues	1,341	1,273	5,211	4,641

Internal revenues	33	37	135	159
Gains on disposal	1	—	1	20
Total revenues	1,375	1,310	5,347	4,820

EBITDA	333	379	1,495	1,229
Depreciation and amortization 1)	212	238	886	1,030
Write-downs	20	9	20	18
Operating profit	101	132	589	181

1) Includes amortization of Telenor’s net excess values by	56	62	243	256

EBITDA/Total revenues (%)	24.2	28.9	28.0	25.5
Operating profit/Total revenues (%)	7.3	10.1	11.0	3.8

Investments:
– Capex	71	133	880	252
– Investments in businesses	—	—	—	14

•	Revenues increased in the fourth quarter of 2004 compared to the fourth quarter of 2003, primarily due to growth in the number of subscribers and price increases.

•	Reduced EBITDA margin in the fourth quarter of 2004 compared to the fourth quarter of 2003 was primarily due to increased costs for marketing and commissions in Distribution as the competition in the Nordic area intensified. In addition, EBITDA in the fourth quarter of 2003 was positively influenced by accruals between the quarters. This was partially offset by reduced costs associated with replacing leased satellite capacity with own capacity.

•	Reduced capital expenditure compared to the fourth quarter of 2003 was primarily due to reduced capital expenditure in the analogue broadcasting network and the cable TV networks in Norway.

BROADCAST – DISTRIBUTION

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues
Satellite dish	750	702	2,917	2,528
Cable-TV	257	233	986	888
Small antenna TV-networks	97	94	382	335
Other	6	4	15	10
Total external revenues	1,110	1,033	4,300	3,761

Internal revenues	1	4	9	13
Gains on disposal	1	—	1	20
Total revenues	1,112	1,037	4,310	3,794

EBITDA	127	228	749	686
Depreciation and amortization 1)	135	176	592	754
Write-downs	15	6	15	8
Operating profit (loss)	(23)	46	142	(76)

1) Includes amortization of Telenor’s net excess values by	56	61	243	255

EBITDA/Total revenues (%)	11.4	22.0	17.4	18.1
Operating profit/Total revenues (%)	nm	4.4	3.3	nm

Investments:
– Capex	26	58	120	112

•	The number of subscribers with satellite dish was 824,000 at the end of 2004 compared to 763,000 at the end of 2003. The number of subscribers with cable TV was 624,000 at the end of 2004 compared to 604,000 at the end of 2003.

•	Revenues in Distribution increased compared to the fourth quarter of 2003 primarily due to an increase in the number of subscribers and price increases for “Satellite dish”.

•	The EBITDA margin in the fourth quarter of 2003 adjusted for gains on disposal and accruals between the quarters in 2003 was approximately 16%. Reduced EBITDA margin beyond this was primarily due to increased costs for marketing and commissions related to new customers with satellite dish and cable-TV, including costs for decoders.

•	Reduced depreciation and amortization was a result of fully depreciated fixed assets within “Satellite dish”.

•	Reduced capital expenditure was primarily due to decreased investments in the cable TV networks in Norway compared to the fourth quarter of 2003.

BROADCAST – TRANSMISSION

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues	188	207	788	816
Internal revenues	107	110	423	461
Total revenues	295	317	1,211	1,277

EBITDA	190	144	685	554
Depreciation and amortization	71	60	276	266
Write-downs	1	2	1	7
Operating profit	118	82	408	281

EBITDA/Total revenues (%)	64.4	45.4	56.6	43.4
Operating profit/Total revenues (%)	40.0	25.9	33.7	22.0

Investments:
– Capex	34	65	735	116

•	External revenues decreased in Transmission compared to the fourth quarter of 2003 as a result of decreased revenues within satellite operations as a result of transition from analogue to digital distribution, which is a more efficient distribution method and demands less capacity.

•	Investment in a new satellite in August 2004 contributed to reduced costs for leased satellite capacity, and was the main reason for the increase in EBITDA margin compared to the fourth quarter of 2004.

•	Increased depreciation and amortization was primarily due to the acquisition of an ownership interest in a new satellite in the third quarter of 2004 and increased capital expenditure in the analogue broadcasting network in the fourth quarter of 2003.

BROADCAST – OTHER

•	Increased revenues in Broadcast – Other compared to the fourth quarter of 2003 was due to increased sales of smart cards and services related to access control for Pay TV in international markets.

OTHER ACTIVITIES

EDB BUSINESS PARTNER

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues	902	830	3,311	3,210
Internal revenues	236	283	924	1,060
Gains on disposal	(6)	—	295	19
Total revenues	1,132	1,113	4,530	4,289

EBITDA	173	177	924	399
Depreciation and amortization	107	98	400	375
Write-downs	—	11	—	28
Operating profit (loss)	66	68	524	(4)

EBITDA/Total revenues (%)	15.3	15.9	20.4	9.3
Operating profit/Total revenues (%)	5.8	6.1	11.6	nm

Investments:
– Capex	116	65	233	210
– Investments in businesses	674	—	1,076	95

Telenor’s ownership interest in EDB Business Partner was 51.8% at the end of 2004.

•	In fourth quarter of 2004, EDB Business Partner entered into an agreement to take over IBM’s activities in the area of IT operations and application services for Norwegian customers in the local public sector, distribution sector and industry sector for a price of NOK 473 million. Further, EDB Business Partner entered into an agreement to purchase Capgemini’s activities in the IT operations area in Sweden and Norway for a price of NOK 185 million. The activities were purchased 31 December 2004 and are expected to generate revenues of approximately NOK 880 million in 2005.

•	Adjusted for the disposal of operations and gains, revenues increased by 13% compared to the fourth quarter of 2003, of which IT Operations increased by 17%, Banking & Finance increased by 4% and Telecom declined by 11%. The increase in IT Operations was due primarily to the acquisition of parts of the Operation services business by Telenor in the second quarter of 2004.

•	EBITDA was in line with the fourth quarter of 2003. Within IT Operations and Banking & Finance EBITDA increased, while EBITDA in Telekom was lower than in the fourth quarter of 2003.

•	Capital expenditure increased compared to the fourth quarter of 2003 due primarily to investments du to new customer contracts, investments in premises and investments related to acquired activities.

OTHER BUSINESS UNITS

Revenues

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Satellite Services	573	603	2,385	2,540
Nextra International	—	—	—	256
Software Services	—	73	60	121
Other	241	338	1,018	1,240
Eliminations	(1)	(1)	(3)	(3)
Revenues	813	1,013	3,460	4,154

Gains on disposal	65	35	135	51
Total revenues	878	1,048	3,595	4,205

EBITDA	166	232	524	408
Depreciation and amortization 1)	85	147	372	491
Write-downs 1)	—	23	39	37
Operating profit (loss)	81	62	113	(120)

1) Include amortization and write-downs of Telenor’s net excess values by	10	11	37	40

Operating profit (loss)

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Satellite Services	18	58	108	234
Nextra International	13	34	13	(220)
Software Services	(2)	(3)	(87)	(86)
Other	52	(27)	79	(48)
Total operating profit (loss)	81	62	113	(120)

Investments:
– Capex	91	94	215	233
– Investments in businesses	75	13	200	30

Satellite Services

•	The decrease in revenues in Satellite Services compared to the fourth quarter of 2003 was primarily due to the effect of the strengthening of the Norwegian Krone against the US Dollar, partially offset by the net effect of the acquisition and disposal of operations.

•	The operating profit decreased compared to the fourth quarter of 2003 primarily due to the same reasons as mentioned above, but in addition, due to reduced margins.

Software Services

•	The agreement with Computer Associate was sold to EDB Business Partner and the operations were discontinued in Software Services in the third quarter of 2004.

Other

•	Other business includes primarily operations within Venture and International Business. Teleservice was acquired by Venture in the fourth quarter and is now included in “Other”. The decrease in revenues and the positive operating profit compared to the fourth quarter of 2003 were primarily due to the sale of subsidiaries.

Gains on disposal

•	Gains on disposal in the third quarter of 2004 were primarily connected to disposal of companies in Telenor Venture.

Investments in businesses

•	Investments in businesses in the fourth quarter of 2004 were primarily related to Satellite Services’ purchase of Neratek AS.

CORPORATE FUCTIONS AND GROUP ACTIVITIES

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
External revenues	68	71	256	229
Internal revenues	459	478	1,833	1,955
Gains on disposal	34	87	104	133
Total revenues	561	636	2,193	2,317

EBITDA	(82)	(32)	(81)	23
Depreciation and amortization	97	101	384	384
Write-downs	—	3	3	3
Operating (loss)	(179)	(136)	(468)	(364)

Investments:
– Capex	49	162	234	253
– Investments in businesses	36	83	54	93

•	Increased EBITDA loss compared to the fourth quarter of 2003 was primarily related to reduced gains on disposal and increased pension costs, which partially were offset by decreased operating expenses. Gains on disposal in the fourth quarter of 2004 were primarily related to sale of subsidiaries. A change in the accounting treatment of pensions in the group resulted in an increase in pension costs of NOK 94 million in the fourth quarter, offset by reduced pension costs in the business areas. The total effect for the group was slightly negative. The decrease in operating expenses was related to high costs associated with group projects and M&A activities in the fourth quarter of 2003.

•	Reduced capital expenditure compared to the fourth quarter of 2003 was due to lower investments in properties.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Depreciation of tangible assets	1,709	1,956	7,667	7,986
Amortization of goodwill *)	233	162	939	686
Amortization of other intangible assets *)	1,046	523	3,017	1,925
Total depreciation and amortization	2,988	2,641	11,623	10,597
Write-downs of tangible and other intangible assets	260	58	268	104

Write-downs of goodwill	2,191	—	2,194	16
Write-downs of other intangible assets	99	11	134	25
Total write-downs	2,550	69	2,596	145

Total depreciation, amortization and write-downs	5,538	2,710	14,219	10,742

*)	See specification below.

•	The decrease in depreciation of tangible assets and the increase in amortization of other intangible assets in the fourth quarter compared to the previous quarters of 2004 were primarily due to reclassifications between tangible and intangible assets, primarily related to Sonofon and DiGi.Com.

•	In the fourth quarter of 2004 Telenor has written down goodwill related to Sonofon with NOK 2,190 million.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Amortization of goodwill
Sonofon	69	—	266	—
DiGi.Com	11	12	46	48
Pannon GSM	81	77	325	308
Kyivstar	8	9	37	39
ProMonte	1	—	2	—
Other Mobile	2	—	2	5
Total Mobile	172	98	678	400

Fixed	(28)	(27)	(105)	(95)
Broadcast	45	40	192	197
EDB Business Partner	41	41	158	151
Other units	3	10	16	33
Total amortization of goodwill	233	162	939	686

Amortization of other intangible assets
Sonofon	432	—	975	—
DiGi.Com	62	20	123	83
Pannon GSM	145	123	605	564
Kyivstar	66	57	255	213
ProMonte	27	—	39	—
Other Mobile	96	81	336	374
Total Mobile	828	281	2,333	1,234

Fixed	108	110	399	431
Broadcast	27	31	92	78
EDB Business Partner	1	(4)	1	1
Other units	82	105	192	181
Total amortization of other intangible assets	1,046	523	3,017	1,925

•	Amortization of goodwill in Fixed in 2003 and 2004 was recorded as income due to amortization of the negative goodwill related to Utfors AB.

Associated companies

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Telenors share of 1)
Net income after taxes	110	(65)	912	329
Amortization of Telenor’s net excess values	(43)	(98)	(226)	(579)
Write-downs of Telenor’s excess values	—	(15)	—	(26)
Gains on disposal of ownership interests	15	(1)	32	1,507
Net result from associated companies	82	(179)	718	1,231

1)	The figures are partially based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”.

•	Increased net income after taxes from associated companies compared to the fourth quarter of 2003 was primarily due to Bravida. In the fourth quarter of 2004 Bravida sold parts of its business with a gain before taxes. Net income for Bravida was materially affected by expenses for restructuring measures in the fourth quarter of 2003 and 2004.

•	The decrease in amortization of Telenor’s net excess values compared to the fourth quarter of 2003 was primarily due to the reduced amortization of net excess value on companies, which are no longer associated companies, primarily Sonofon, partially offset by adjustments made in the fourth quarter of 2003.

Financial items

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Financial income	153	173	496	586
Financial expenses	(330)	(428)	(1,534)	(2,023)
Net foreign currency gain (loss)	(60)	(56)	(87)	(1)
Net gains (losses) and write-downs	20	201	2,651	73
Net financial items	(217)	(110)	1,526	(1,365)

Gross interest expenses	(353)	(440)	(1,576)	(2,033)
Net interest expenses	(270)	(291)	(1,182)	(1,549)

•	The decrease in financial income compared to the fourth quarter of 2003 was primarily due to reduced interest revenues as a consequence of a decline in interest rates in the market and a lower level of liquid assets, partially offset by dividends received in the fourth quarter of 2004.

•	The decrease in average interest-bearing liabilities and average interest rates contributed to the decrease in financial expenses compared to the fourth quarter of 2003.

Taxes

•	The nominal Norwegian corporate income tax (“CIT”) rate is 28%. The effective tax rate for the Telenor Group, for fiscal year 2004, is estimated to 28% of profit before income tax and minority interests. Increased estimated effective tax due to amortization and write-downs of goodwill on which deferred tax assets have not been recognized was offset by tax losses on sale and liquidation of shares and a reduction in deferred tax on undistributed earnings, as discussed below. The actual effective tax rate for 2004 may deviate from the estimated rate.

•	In December 2004, new tax rules were enacted by the Norwegian Parliament. The major changes for corporations were the introduction of the “Exemption Method”. According to this new legislation, capital gains deriving from the sale of shares and dividends received from subsidiaries will be tax exempt. However, any loss deriving from the sale or other disposal of shares will no longer be tax deductible. The new rules in respect of dividends received became effective as of 1 January 2004, while the capital gains rules/non deducibility of capital losses came into effect as of 26 March 2004. Certain transitional rules were enacted. One of these transitional rules allows net losses from (external) disposal of shares, recognised in the period between 26 March and 31 December 2004 to be offset against otherwise taxable gains recognised on disposal of shares in the period between 1 January and 26 March 2004. When new rules are introduced there may be disagreements on the interpretation of the new rules and the transitional rules.

•	As a consequence of the “Exemption Method”, previously recognized deferred tax assets of NOK 0.5 billion were expensed by our subsidiary EDB Business Partner ASA. These deferred tax assets related to the liquidation of subsidiaries, which had not been decided by the appropriate corporate body prior to 26 March 2004.

•	However, Telenor has benefited from net capital (tax) losses derived from disposals and liquidations of subsidiaries during the period between 26 March and 31 December 2004. According to the transitional rules, the net tax losses recognised have been offset against the otherwise taxable gain deriving from our sale of shares in Cosmote during the first quarter of 2004.

•	As a consequence of the “Exemption Method”, Telenor will no longer recognize deferred (Norwegian) income tax on undistributed earnings in its foreign subsidiaries and associated companies except where we still are subject to foreign withholding tax at source that will be levied upon distribution of dividends. This change in tax legislation had a positive effect of approximately NOK 0.6 billion on previously recognized deferred income tax on undistributed earnings in subsidiaries, of which NOK 0.5 billion is related to Pannon GSM.

Balance sheet and cash flow

•	The book value of other intangible assets, tangible assets and associated companies decreased compared to the end of the third quarter of 2004, primarily due to the strengthening of the Norwegian Krone compared to other currencies. The decrease in goodwill was primarily related to the write-down of Sonofon.

•	Net interest bearing liabilities decreased by NOK 1.4 billion compared to the end of the third quarter of 2004 to NOK 19.2 billion at the end of 2004. During the fourth quarter of 2004 we received payments for the sale of some investments. Payments for capital expenditures were lower than reported capital expenditures, partially because only a part of the UMTS license in Pannon GSM was paid in this quarter. Currency fluctuations decreased net interest-bearing liabilities measured in Norwegian Krone by approximately NOK 0.2 billion.

•	During the fourth quarter of 2004, Telenor did not purchase own shares in the market. If the general meeting of Telenor’s shareholders in 2005 approves to redeem shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and the third quarter of 2004, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.8 billion at the time of the general meeting.

•	As of 31 December 2004, equity was reduced by NOK 2.6 billion for dividends that will be proposed for 2004.

•	Minority interests in the balance sheet decreased compared to the end of the third quarter of 2004, primarily due to Telenor’s increased ownership in GrameenPhone and the net loss in EDB Business Parter due to expensing of previously recognized deferred tax assets. Currency fluctuations also contributed to the decrease.

DISPUTES

•	In November 2003, Sense Communication International AS (Sense) initiated legal proceedings against Telenor, based on allegations that Telenor prices in the service provider agreement for the period 2000 until 2003 had been excessive and not in accordance with the requirements for cost oriented pricing. The claim was limited upward to NOK 255 million plus interest and legal expenses. In a judgement from the Asker and Bærum District Court in November 2004 Telenor was acquitted. Sense has appealed the decision and has extended the claim to include 2004 and claim NOK 300 million plus interest and legal expenses.

•	Please refer to note 24 to Telenor’s annual report for 2003 and previous quarterly reports in 2004 for more information about legal proceedings.

US GAAP

•	Net income and equity according to United States Generally Accepted Accounting Principles (US GAAP) will be published in the annual report for 2004.

OUTLOOK FOR 2005

•	The strong growth in revenues and subscriptions during 2004 gives Telenor a good basis for further improvement of profits.

•	A continued high growth in revenue and EBITDA is expected, in particular driven by the international mobile operations. Telenor will continue previously implemented cost efficiency activities and identify new initiatives. This will compensate for intensified competition and costs related to new operations. High capital expenditure is expected for 2005, in which capital expenditure in proportion of revenues is expected to be in line with or slightly exceed 2004. Capital expenditure is driven by considerable network investments in Kyivstar, Telenor Pakistan, GrameenPhone and DiGi.Com. In addition, we expect further UMTS investments.

•	For Telenor’s mobile operations, a high growth in revenues and EBITDA is expected to continue in 2005. We will implement cost reductions and improvements, in particular within our Nordic operations.

•	In Fixed – Norway, revenue and EBITDA is anticipated to slightly decrease. The strong growth in the number of ADSL subscriptions is expected to continue. This fact, in addition to increased revenues from wholesale, does not fully offset decreased revenues from PSTN/ISDN.

•	In Broadcast and other units, we expect EBITDA to improve in 2005 compared to 2004.

•	A continuously increasing share of Telenor’s revenues and profits come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the profits.

•	Telenor anticipates that profits exclusive special items, overall will grow in 2005 compared to 2004.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2003, and in accordance with the Norwegian accounting standard for interim reporting.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2005” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2003 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 15 February 2005
The Board of Directors of Telenor ASA

Profit and loss statement

Telenor group	4th quarter		Year
(NOK in millions except net income per share)	2004	2003	2004	2003
Revenues	15,608	13,671	60,752	52,889
Gains on disposal of fixed assets and operations	105	130	550	232
Total revenues	15,713	13,801	61,302	53,121

Costs of materials and traffic charges	4,306	3,258	16,086	13,094
Own work capitalized	(166)	(173)	(557)	(571)
Salaries and personnel costs	2,750	2,550	10,021	9,561
Other operating expenses	4,311	3,255	14,857	12,506
Losses on disposal of fixed assets and operations	(7)	28	74	229
Depreciation and amortization	2,988	2,641	11,623	10,597
Write-downs	2,550	69	2,596	145
Total operating expenses	16,732	11,628	54,700	45,561

Operating profit	(1,019)	2,173	6,602	7,560

Associated companies	82	(179)	718	1,231
Net financial items	(217)	(110)	1,526	(1,365)
Profit before taxes and minority interests	(1,154)	1,884	8,846	7,426

Taxes	916	(604)	(2,484)	(2,376)
Minority interests	(144)	(281)	(1,134)	(490)
Net income	(382)	999	5,228	4,560

Net income per share in NOK — basic and diluted	(0.22)	0.56	2.99	2.57

BALANCE SHEET

Telenor group (NOK in millions)	31.12.2004	30.09.2004	31.12.2003
Deferred tax assets	3,068	1,245	3,850
Goodwill	12,114	14,546	9,224
Intangible assets	11,432	10,897	5,536
Tangible assets	37,495	38,083	35,722
Associated companies	6,436	6,672	10,166
Other financial assets	1,247	2,414	3,848

Total fixed assets	71,792	73,857	68,346

Other current assets	11,205	11,222	9,819
Liquid assets	5,398	4,404	7,945

Total current assets	16,603	15,626	17,764

Total assets	88,395	89,483	86,110

Paid-in equity	27,350	27,318	29,311
Other equity	12,674	15,600	9,978
Cumulative translation adjustments	(2,561)	(1,670)	(2,052)

Shareholders equity	37,463	41,248	37,237

Minority interests	3,986	4,342	3,646

Total equity and minority interests	41,449	45,590	40,883

Provisions	3,837	2,860	1,645

Long-term interest-bearing liabilities	20,739	22,852	22,703
Long-term non-interest-bearing liabilities	589	723	754

Total long-term liabilities	21,328	23,575	23,457

Short-term interest-bearing liabilities	3,854	2,148	3,059
Short-term non-interest-bearing liabilities	17,927	15,310	17,066

Total short-term liabilities	21,781	17,458	20,125

Total equity and liabilities	88,395	89,483	86,110

Next years installment is reclassified from long-term to short-term interest-bearing liabilities in previous periods.

CHANGE IN SHAREHOLDERS EQUITY

	01.01.2004	01.01.2004	01.01.2003
(NOK in millions)	- 31.12.2004	- 30.09.2004	- 31.12.2003
Shareholders equity as of 1 January	37,237	37,237	33,685
Net income	5,228	5,610	4,560
Dividends	(2,590)	12	(1,776)
Employee share issue	59	27	26
Acquisition Comincom/Combellga	—	—	(35)
Acquisition GrameenPhone	(168)	—	(39)
Acquisition ProMonte	164	—	—
Share buy back	(2,020)	(2,020)	—
Equity adjustments in associated companies	62	—	—
Translation adjustments	(509)	382	816

Shareholders equity	37,463	41,248	37,237

CASH FLOW STATEMENT

Telenor group	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Profit before taxes and minority interests	(1,154)	1,884	8,846	7,426
Taxes paid	(274)	(401)	(1,516)	(3,283)
Net (gains) losses including write-downs of financial items	(132)	(303)	(3,127)	(76)
Depreciation, amortization and write-downs	5,538	2,710	14,219	10,742
Associated companies	(82)	179	(718)	(1,231)
Difference between expensed and paid pensions	13	288	362	134
Currency (gains) losses not relating to operating activities	34	(29)	57	(78)
Change in other accruals	1,049	587	868	42
Net cash flow from operating activities	4,992	4,915	18,991	13,676

Payments on purchase of tangible and intangible assets	(3,398)	(2,377)	(11,613)	(6,536)
Payments on purchase of subsidiaries and associated companies, net of cash received	(1,046)	(271)	(6,281)	(506)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	395	335	1,112	2,850
Proceeds from sale of and payments for other investments	697	730	3,751	738
Net cash flow from investment activities	(3,352)	(1,583)	(13,031)	(3,454)

Proceeds and payments interest-bearing liabilities	(485)	(953)	(4,311)	(7,022)
Issuance of shares and repayment of equity	7	(4)	33	25
Share buy back	—	—	(2,020)	—
Dividends paid to minority interests	(4)	—	(193)	—
Dividends paid to Telenor’s shareholders	—	(91)	(1,764)	(890)
Net cash flow from financing activities	(482)	(1,048)	(8,255)	(7,887)

Effect on cash and cash equivalents of changes in foreign exchange rates	(174)	3	(268)	45
Net change in cash and cash equivalents	984	2,287	(2,563)	2,380

Cash and cash equivalents at the beginning of the period	4,097	5,357	7,644	5,264
Cash and cash equivalents at the end of the period	5,081	7,644	5,081	7,644

THE BUSINESS AREAS 4TH QUARTER

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	8,655	6,311	8,324	5,963	2,339	2,494	(1,789)	1,432	38	(17)	(278)	(489)	(2,029)	926
Fixed	4,793	5,175	4,283	4,686	1,552	1,622	699	568	24	7	(48)	(155)	675	420
Broadcast	1,375	1,310	1,342	1,273	333	379	101	132	(2)	(18)	(93)	(284)	6	(170)
EDB Business Partner	1,132	1,113	896	830	173	177	66	68	—	—	(7)	(5)	59	63
Other business units	878	1,048	766	891	166	232	81	62	21	(151)	23	(6)	125	(95)
Corporate functions and Group activities	561	636	102	158	(82)	(32)	(179)	(136)	2	—	204	652	27	516
Eliminations	(1,681)	(1,792)	—	—	38	11	2	47	(1)	—	(18)	177	(17)	224

Total	15,713	13,801	15,713	13,801	4,519	4,883	(1,019)	2,173	82	(179)	(217)	(110)	(1,154)	1,884

THE BUSINESS AREAS FOR THE YEAR

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	32,952	23,810	31,570	22,483	11,618	9,567	3,027	5,224	694	1,639	873	(2,182)	4,594	4,681
Fixed	19,266	20,509	17,440	18,796	6,277	6,665	2,794	2,531	50	8	(438)	(736)	2,406	1,803
Broadcast	5,347	4,820	5,212	4,661	1,495	1,229	589	181	1	(84)	(471)	(909)	119	(812)
EDB Business Partner	4,530	4,289	3,606	3,229	924	399	524	(4)	—	(13)	(44)	(71)	480	(88)
Other business units	3,595	4,205	3,114	3,590	524	408	113	(120)	(32)	(318)	(27)	(314)	54	(752)
Corporate functions and Group activities	2,193	2,317	360	362	(81)	23	(468)	(364)	3	(2)	1,646	2,846	1,181	2,480
Eliminations	(6,581)	(6,829)	—	—	64	11	23	112	2	1	(13)	1	12	114

Total	61,302	53,121	61,302	53,121	20,821	18,302	6,602	7,560	718	1,231	1,526	(1,365)	8,846	7,426

ANALYTICAL INFORMATION		2002				2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues (NOK in millions)	11,563	12,011	12,210	13,042	12,606	13,223	13,491	13,801	14,284	15,624	15,681	15,713
EBITDA excluding gains and losses (NOK in millions)	2,926	3,155	3,778	3,599	4,184	4,448	4,886	4,781	5,010	5,342	5,586	4,407
Operating profit (loss) (NOK in millions)	602	691	488	(2,101)	1,475	1,612	2,300	2,173	2,282	2,739	2,600	(1,019)
Profit (loss) before taxes and minority interests (NOK in millions)	31	383	(105)	(5,445)	1,047	2,490	2,005	1,884	4,674	2,662	2,664	(1,154)
Equity ratio including minority interests (%)	49.4	48.2	46.7	41.7	42.6	45.5	48.0	47.0	47.2	48.6	50.9	0.5
Net interest-bearing liabilities (NOK in millions)	24,449	25,717	27,645	26,872	26,139	25,317	21,584	17,817	19,297	21,973	20,596	19,195
Net interest-bearing liabilities/EBITDA excluding gains and losses last 12 months	2.6	2.5	2.3	2.0	1.8	1.6	1.3	1.0	1.0	1.1	1.0	0.9
Capex (NOK in millions)	1,879	2,161	2,169	2,680	1,230	1,314	1,460	2,450	1,471	4,012	3,140	4,122
Investments in businesses (NOK in millions)	8,875	2,271	493	772	23	268	9	263	3,749	294	644	1,122
No. of man-years	22,250	21,650	22,350	22,100	21,200	21,150	20,300	19,450	20,600	20,200	20,700	20,900
- of which abroad	7,700	7,800	8,600	8,900	8,700	8,700	8,100	7,450	8,650	8,750	9,450	9,500

MOBILE
Telenor Mobil — Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,314	2,360	2,409	2,382	2,342	2,330	2,364	2,364	2,378	2,451	2,562	2,645
No. of GSM subscriptions (in thousands)	2,249	2,299	2,352	2,330	2,294	2,285	2,324	2,327	2,346	2,422	2,536	2,623
- of which prepaid (in thousands)	1,051	1,094	1,131	1,115	1,093	1,091	1,120	1,099	1,091	1,118	1,178	1,228
Traffic minutes per GSM subscription per month, generated and terminated	171	185	186	178	178	190	195	189	192	198	198	191
Average revenue per GSM subscription per month in the quarter (ARPU):	334	351	359	340	330	346	354	326	332	348	345	330
- of which contract	481	511	528	492	480	501	519	475	488	515	526	526
- of which prepaid	162	168	171	170	163	172	174	162	154	153	134	124
No. of SMS and content messages (in millions)	391	403	444	454	452	462	500	512	488	511	560	610
Sonofon — Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	996	1,212	1,263	1,286
- of which prepaid (in thousands)	—	—	—	—	—	—	—	—	250	451	485	462
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	165	185	175	174
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	270	255	242	224
- of which contract	—	—	—	—	—	—	—	—	313	322	315	294
- of which prepaid	—	—	—	—	—	—	—	—	135	111	106	110
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	240	298	338	392
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	—	—	—	—	52	59	65	81	84	92	96	105
- of which prepaid (in thousands)	—	—	—		26	23	28	44	48	54	56	57
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—		28	41	67	76	80	104	118	117
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—		119	160	207	199	188	202	218	195
- of which contract	—	—	—		194	248	311	294	295	311	365	305
- of which prepaid	—	—	—		44	49	56	105	105	122	118	117
Pannon — Hungary
No. of mobile subscriptions (in thousands)	2,001	2,146	2,311	2,450	2,514	2,514	2,564	2,618	2,596	2,588	2,595	2,770
- of which prepaid (in thousands)	1,446	1,596	1,767	1,910	1,989	1,981	2,019	2,023	1,977	1,936	1,886	1,991
Traffic minutes per GSM subscription per month, generated and terminated	113	115	112	112	104	110	113	116	111	121	127	131
Average revenue per GSM subscription per month in the quarter (ARPU):	182	184	177	177	153	165	170	173	169	176	184	174
- of which contract	383	391	401	415	386	414	416	412	396	386	390	351
- of which prepaid	97	98	94	100	86	92	97	99	94	97	100	96
DiGi.Com — Malaysia
No. of mobile subscriptions (100% in thousands)	1,159	1,284	1,454	1,616	1,803	1,946	2,055	2,207	2,416	2,585	2,806	3,242
- of which prepaid (100% in thousands)	1,044	1,176	1,351	1,519	1,708	1,850	1,953	2,101	2,301	2,453	2,653	3,067
Traffic minutes per GSM subscription per month, generated and terminated	197	189	185	185	177	175	177	176	167	164	170	166
Average revenue per GSM subscription per month in the quarter (ARPU):	169	158	138	145	123	111	117	117	116	110	112	100
- of which contract	313	331	312	352	331	336	367	357	358	352	337	266
- of which prepaid	150	142	124	131	112	100	105	105	104	98	100	90
Kyivstar — Ukraine
No. of mobile subscriptions (100% in thousands)	—	—	1,659	1,856	2,012	2,205	2,512	3,037	3,221	3,610	4,856	6,252
- of which prepaid (100% in thousands)	—	—	1,283	1,472	1,614	1,768	2,037	2,503	2,675	3,031	4,211	5,532
Traffic minutes per GSM subscription per month, generated and terminated	—	—	50	49	43	52	59	73	69	74	96	95
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	113	102	81	92	106	95	87	97	103	72
- of which contract	—	—	194	202	167	176	204	201	194	213	220	185
- of which prepaid		- -	73	70	54	66	74	70	62	69	76	55
GrameenPhone — Bangladesh
No. of mobile subscriptions (100% in thousands)	550	625	704	769	835	928	1,047	1,141	1,520	1,795	2,024	2,388
- of which prepaid (100% in thousands)	353	424	501	563	631	725	820	899	1,258	1,501	1,730	2,092
Traffic minutes per GSM subscription per month, generated and terminated	207	222	229	224	221	225	233	230	239	246	249	241
Average revenue per GSM subscription per month in the quarter (ARPU):	191	173	167	155	133	136	143	130	123	108	104	88
- of which contract	311	297	286	303	283	295	337	327	342	298	310	264
- of which prepaid	118	104	100	95	81	89	90	76	72	70	67	60
ProMonte GSM — Montenegro
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	—	—	340	279
- of which prepaid (in thousands)	—	—	—	—	—	—	—	—	—	—	297	235
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	—	—	67	55
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	—	—	176	115
- of which contract	—	—	—	—	—	—	—	—	—	—	504	287
- of which prepaid	—	—	—	—	—	—	—	—	—	—	92	66
Associated companies
No. of mobile subscriptions (100% in thousands)	12,424	14,425	14,814	16,116	17,158	15,105	17,035	19,478	21,028	24,594	28,662	33,763

FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,522	1,497	1,480	1,467	1,449	1,427	1,381	1,308	1,248	1,219	1,196	1,182
No. of ISDN subscriptions (lines in thousands)	1,803	1,818	1,818	1,828	1,816	1,800	1,755	1,682	1,600	1,548	1,498	1,449
PSTN/ISDN generated traffic (mill. minutes)	4,702	4,392	3,864	4,387	4,268	3,876	3,454	3,787	3,725	3,279	2,851	3,171
Market share of PSTN/ISDN generated traffic (%)	73	73	73	72	70	70	69	69	69	69	69	69
No. of Online subscriptions residential market (in thousands)	370	359	347	337	315	304	301	294	286	276	263	241
No. of ADSL subscriptions residential market (in thousands)	42	53	64	90	114	124	139	163	191	214	245	286
No. of ADSL subscriptions business market Norway (in thousands)	1	2	3	4	7	10	11	14	17	21	25	40
Wholesale market
No. of PSTN subscriptions (in thousands)	—	—	—	—	11	12	42	104	151	170	180	188
No. of ISDN subscriptions (lines in thousands)	—	—	—	—	14	17	52	126	188	215	234	250
No. of ADSL subscriptions (in thousands)	5	6	8	15	21	31	41	56	76	86	90	91
No. of LLUB (in thousands)	18	25	32	42	53	59	68	80	96	108	123	145

BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousands)	614	646	664	701	713	708	726	763	778	782	800	824
- Cable TV subscribers (in thousands)	557	559	561	571	575	590	594	604	605	611	614	624
- Households in small antenna TV-networks (in thousands)	1,140	1,126	1,129	1,133	1,130	1,049	1,100	1,098	1,132	1,161	1,190	1,212
	15	17	18	21	24	26	28	31	34	35	38	44

Special items

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
EBITDA	4,519	4,883	20,821	18,302
Gains on disposal of fixed assets and operations	(105)	(130)	(550)	(232)
Losses on disposal of fixed assets and operations	(7)	28	74	229
EBITDA excluding gains and losses	4,407	4,781	20,345	18,299

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	615	—	630	(21)
Fixed	39	30	86	6
Broadcast	3	5	5	7
EDB Business Partner	(10)	24	33	223
Other business units	11	6	28	38
Corporate functions and Group activities	10	18	116	34
Eliminations	—	—	—	—
Total workforce reductions, loss contracts and exit from activities	668	83	898	287

Adjusted EBITDA	5,075	4,864	21,243	18,586

Write-downs
Mobile	2,515	6	2,519	35
Fixed	15	17	15	24
Broadcast	20	9	20	18
EDB Business Partner	—	11	—	28
Other business units	—	23	39	37
Corporate functions and Group activities	—	3	3	3
Eliminations	—	—	—	—
Total write-downs	2,550	69	2,596	145

Adjusted operating profit	2,087	2,223	9,620	7,989

Special items associated companies
(Gains) losses on disposal of ownership interests	(15)	1	(32)	(1,507)
Write-down Sonofon	—	—	—	—
	—	—	—	—
Write-down DTAC/UCOM	—	—	—	—
Write-down Oniway	—	—	—	—
Other write-downs associated companies	—	14	—	25
Total special items associated companies	(15)	15	(32)	(1,482)

Net (gains) losses and write-downs financial items	67	(201)	(2,564)	(73)

Adjusted profit (loss) before taxes and minority interests	2,004	1,748	9,268	6,300

Reconciliations

	4th quarter		Year
(NOK in millions)	2004	2003	2004	2003
Net income (loss)	(382)	999	5,228	4,560
Minority interests	144	281	1,134	490
Taxes	(916)	604	2,484	2,376
Profit (loss) before taxes and minority interests	(1,154)	1,884	8,846	7,426
Net financial items	217	110	(1,526)	1,365
Associated companies	(82)	179	(718)	(1,231)
Operating profit (loss)	(1,019)	2,173	6,602	7,560
Depreciation and amortization	2,988	2,641	11,623	10,597
Write-downs	2,550	69	2,596	145
EBITDA	4,519	4,883	20,821	18,302

Net (gains) losses on disposal of fixed assets and operations	(112)	(102)	(476)	(3)
EBITDA excluding gains and losses	4,407	4,781	20,345	18,299

Expenses for workforce reductions, loss contracts and exit of activities	668	83	898	287
Adjusted EBITDA	5,075	4,864	21,243	18,586

Operating profit (loss)	(1,019)	2,173	6,602	7,560
Write-downs	2,550	69	2,596	145
Net (gains) losses on disposal of fixed assets and operations	(112)	(102)	(476)	(3)
Expenses for workforce reductions, loss contracts and exit of activities	668	83	898	287
Adjusted operating profit (loss)	2,087	2,223	9,620	7,989

Associated companies	82	(179)	718	1,231
Special items associated companies	(15)	15	(32)	(1,482)
Adjusted associated companies	67	(164)	686	(251)

Profit (loss) before taxes and minority interests	(1,154)	1,884	8,846	7,426
Write-downs	2,550	69	2,596	145
Net (gains) losses on disposal of fixed assets and operations	(112)	(102)	(476)	(3)
Expenses for workforce reductions, loss contracts and exit of activities	668	83	898	287
Special items associated companies	(15)	15	(32)	(1,482)
Net (gains) losses and write-downs financial items	67	(201)	(2,564)	(73)
Adjusted profit (loss) before taxes and minority interests	2,004	1,748	9,268	6,300